
Mail Stop 4631

September 9, 2009

Brian Pratt
Chairman, Chief Executive Officer and President
Primoris Services Corporation
26000 Commercentre Drive
Lake Forest, California 92630

> **Re: Primoris Services Corporation**
> **Registration Statement on Form S-3**
> **Filed August 13, 2009**
> **File No. 333-161331**

Dear Mr. Pratt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. Since you are registering the offering under Rule 415 of the Securities Act, please check the applicable box.

2. We note that you are using Rule 429 to combine this registration statement with registration statement file no. 333-134694. Please clarify the following:

- Disclose in the paragraph above the second fee table that the new registration statement will be a post-effective amendment of registration statement no. 333-134694.
- You state that you are combining 5,625,056 shares of common stock registered on registration statement no. 333-134694; however, you only reflect 5,605,956 shares in the table below. Please reconcile or advise.
- In footnote (2) to the second fee table, you state that you are combining 4,705,956 shares of common stock registered on registration statement no. 333-134694, representing common stock issuable upon the exercise of warrants underlying units and warrants issued on a private placement basis to insiders. Please disclose the amount registered in the original transaction and the amount you have repurchased.

3. Please tell us whether you are using Instruction I.B.1 or I.B.6 of Form S-3 to register the Rule 429 shares. If you are relying on Instruction I.B.1, please explain how you meet the requirements set forth in that instruction. If you are relying on section I.B.6, please provide the disclosure required by Instruction 7 to section I.B.6.

4. Please ensure that all the information that would be required in the prior registration statement for the Rule 429 shares is also included in this registration statement, such as a description of all the related transactions. In addition, please ensure that all material exhibits relating to the prior offerings are filed and/or listed in the exhibit index for this filing, including opinions and registration rights agreements.

Resale of Common Stock by Selling Security Holders, page 5

5. We note that 52,688 shares of common stock may be issued to security holders if they achieve certain performance milestones in the fiscal year ending December 31, 2009. We also note your disclosure in the last paragraph that "[t]he Common Stock offered by the selling security holders represents 1,737,936 outstanding shares of Common Stock." Please revise the disclosure to reflect that 52,688 shares are not yet issued.

Selling Security Holders, page 7

6. Please describe in greater detail how the selling security holders acquired the shares being offered for resale. Include in your discussion the names, dates and amount of shares acquired and to be offered for resale. Also ensure that the amounts you describe reconcile with the amounts reflected in the selling security table and the registration statement fee table or explain any difference.

7. Please reconcile your disclosure regarding the transactions with the Foreign Managers with your disclosure on page 1 under Company History and Merger relating to these transactions.

8. The total amount of shares of common stock being offered does not reconcile to the amount reflected in your fee table and the amounts described on page 7 and elsewhere in the filing. Please reconcile and include a row at the end of the table showing the total amount being offered. Also revise the number of shares of common stock beneficially owned prior to the offering by Albert Mortleboy, since this amount appears incorrect or advise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Brigitte Lippmann, Senior Staff Attorney at (202) 551-3713 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Thomas J. Crane *(via facsimile 714/546-9035)*
Shigenobu P. Itoh *(via facsimile 714/546-9035)*
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626